OMB APPROVAL	
OMB Number:	3235-0123
Expires: January 31, 2007	
Estimated average burden hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 12 2007 WASH. D.C. 186 SECTION

SEC FILE NUMBER
8-52671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAFDIÉ Investment Services Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
360 Madison Avenue 19th Floor
(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Gilman, Vice President **(212) 457-8632**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David Gilman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of SAFDIÉ Investment Services Corp, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President and Financial Operations Principal

Title

2/27/07

Notary Public

SUZZANNE ZUPKY
Notary Public, State of New York
No. 01ZU4524559
Qualified in Nassau County
Commission Expires 8/31/2010

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAFDIÉ Investment Services Corp.

Statement of Financial Condition

December 31, 2006

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of
SAFDIÉ Investment Services Corp.

We have audited the accompanying statement of financial condition of SAFDIÉ Investment Services Corp. (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

March 8, 2007

SAFDIÉ Investment Services Corp.

Statement of Financial Condition

December 31, 2006

Assets		
Cash	$	1,403,865
Cash segregated pursuant to Federal regulations		625,279
Receivables from customers		133,939
Receivables from brokers, dealers and others		3,045,339
Securities owned, at market value		2,516,905
Fixed assets, net of accumulated depreciation of $589,644		254,773
Prepaid expenses		104,946
Security deposits		453,644
Accounts Receivable		460,873
Other assets		38,442
Total assets	$	9,038,005
Liabilities and stockholder's equity		
Liabilities:		
Payables to customers	$	572,360
Securities sold, not yet purchased, at market value		1,877
Accrued expenses		1,817,552
Other liabilities		48,807
Total liabilities		2,440,596
Total stockholder's equity		6,597,409
Total liabilities and stockholder's equity	$	9,038,005

See accompanying notes to statement of financial condition.

SAFDIÉ Investment Services Corp.

Notes to Statement of Financial Condition
December 31, 2006

1. Organization

SAFDIÉ Investment Services Corp., (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was incorporated on April 14, 2000 in the state of New York and was registered as a broker dealer on January 8, 2001.

The Company provides traditional brokerage services for customers in equities, corporate debt, mutual funds, government securities, municipal securities and unit investment trusts. The Company clears its securities transactions on a fully disclosed basis through National Financial Services LLC. National Financial Services LLC is referred to as the "clearing broker". During 2006 the Company ended clearing trades on an omnibus basis through Brown Brothers Harriman and Co. While as of December 31, 2006 no trades are cleared on an omnibus basis there are a limited omnibus customer balances remaining.

The Company is owned by Multifinance SA, a subsidiary of Banque Safdié SA of Geneva, Switzerland. The Company is wholly dependent on the continued support of Multifinance SA.

2. Significant Accounting Policies

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Customers' securities transactions are reported on a settlement date basis with commission income and profits from riskless principal transactions and the related expenses reported on a trade date basis.

Securities transactions and related expenses are recorded on a trade–date basis. Securities owned and securities sold, not yet purchased are stated at market value, with related changes in unrealized appreciation and depreciation reflected in stockholder's equity. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. The Company typically transacts riskless principal trades with customers.

2. Significant Accounting Policies (continued)

Mutual fund distribution fees are based on the amount of customer funds deposited. Account maintenance, wire transfer and other fees are charged to customer accounts based on contractual terms or as the service is provided. All fee income is recorded on an accrual basis.

Investment management fees are based upon the value of the customers' assets under management. Customers are charged quarterly based on contractual terms. All fee income is recorded on an accrual basis.

Furniture and fixtures, computer equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Furniture and fixtures and computer equipment are depreciated on a straight-line basis over five years and three years, respectively. Leasehold improvements are amortized on a straight–line basis over the shorter of ten years or the term of the lease.

Deferred tax assets and liabilities are recognized for the future tax consequences related to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more likely than not that deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

3. Receivables from and Payables to Customers

Customer receivables include amounts due in cash and an outstanding loan to a customer. Customer receivables are primarily collateralized by securities with market values in excess of the amounts due. At December 31, 2006, 2% of receivables from customers are unsecured. Also included in receivables from customers are loans to customers for purposes other than the purchase of securities. At December 31, 2006, the Company had one non-purpose loan outstanding to a customer totaling $110,000. The loan is fully secured by customer securities pledged to the Company. Customer payables represent free credit balances, funds deposited by customers and or funds accruing to customers as a result of trades or contracts.

The Company establishes allowances for any potential losses in customer accounts based upon an evaluation of the credit risk pertaining to that customer. It is the policy of the Company to monitor the market value of the collateral and request additional collateral when required. Such collateral is not reflected in the accompanying statement of financial condition. At December 31, 2006, management has determined that no allowance for losses is required.

4. Receivables from and Payables to Brokers, Dealers and Others

At December 31, 2006, amounts receivable from brokers, dealers and others consisted of receivables and security deposits held at the Company's clearing broker.

5. Fixed Assets

At December 31, 2006, fixed assets consisted of the following:

Leasehold improvements	$	124,931
Computer and equipment		670,273
Furniture and fixtures		49,212
Less: Accumulated depreciation		(589,643)
Fixed assets, net of accumulated depreciation	$	254,773

6. Income Taxes

The Company has deferred tax assets of $6,570,856 that primarily relate to net operating losses ("NOL"). Due to an IRC Section 382 limitation that stems from the change in ownership, starting in 2005, the NOLs are limited to a cumulative $137,400 per year. These NOLs will expire by 2025.

Any NOLs generated after IRC Section 382 limitation (Post 2005) are not subject to limitation.

A valuation allowance has been established to offset the entire deferred tax asset as the Company believes it is not more likely than not that the deferred tax benefit will be realized. The Company's effective tax rate differs from the federal statutory rate mainly as a result of the effect of the valuation allowance and state and local taxes.

7. Commitments, Contingencies, and Other Off-Balance Sheet Risks

As of December 31, 2006, the Company terminated its Remote Processing agreement with SunGard Financial Systems, Inc. ("SunGard"). On December 31, 2006, the Company entered into a three year agreement with SunGard whereby SunGard will provide on-line access to remote processing history and will provide 2006 tax reporting to the Company's customers. At December 31, 2006, minimum guaranteed payments of $54,000 thousand remained on this commitment.

7. Commitments, Contingencies, and Other Off-Balance Sheet Risks (continued)

The Company leases office space from Mutual of America Life Insurance Company under a non-cancelable lease extending through November 2011. At December 31, 2006, the Company's future minimum commitments under this lease agreement are as follows:

2007	$	1,100,268
2008		1,100,268
2009		1,100,268
2010		1,100,268
2011		916,888
	$	5,317,960

The Company exited space leased from Mutual of America Life Insurance Company on December 6, 2005 and moved its operations to a lower cost location. As a result of this decision, in 2005 the Company incurred a loss of $1,217,867 which represented the present value of its contractual future lease payments related to the building from which it moved, reduced by expected sublease income (see below). This amount was calculated in accordance with Financial Accounting Standards Board Statement 146, "Accounting for Costs Associated with Exit or Disposal Activities ("FAS 146")."

On December 6, 2005 the Company entered into a sublease agreement for the above mentioned space with George Weiss Associates, Inc. (the subtenant). At December 31, 2006, the subtenant's future minimum lease payments to the Company are as follows:

2007	$	993,790
2008		993,790
2009		993,790
2010		993,790
2011		910,974
	$	4,886,134

At December 31, 2006, the remaining unamortized balance of the FAS 146 accrual was approximately $883,000 and is included in accrued expenses on the statement of financial condition. The related accretion totaled approximately $41,000 for the year and is included in stockholder's equity.

7. Commitments, Contingencies, and Other Off-Balance Sheet Risks (continued)

On December 6, 2005 the Company entered into an agreement with Mizuho Securities USA Inc. in which the lease of Mizuho Securities USA Inc, dated April 25, 2002 with Madison 45 LLC, was fully assigned to the Company for its new office location. The lease extends through April 2012. As part of the agreement with Mizuho Securities USA Inc. a "Pre Step-up Monthly Fixed Rent Shortfall Amount" of $5,780 will be paid through April, 2009 at which point a "Post Step-up Monthly Fixed Rent Shortfall Amount" of $7,225 will be paid through the remainder of the lease term. At December 31, 2006, the Company's future minimum commitments under the lease agreement are as follows:

2007	$	572,220
2008		572,220
2009		585,225
2010		589,560
2011		589,560
Thereafter		196,520
	$	3,105,305

The minimum commitments by the Company under the lease agreement will be reduced by the fixed "shortfall amount" obligations of Mizuho Securities USA Inc., and any operating expense shortfall as per the agreement with the Company, for the term of the contract by the following minimum amounts:

2007	$	69,360
2008		69,360
2009		80,920
2010		86,700
2011		86,700
Thereafter		36,125
	$	429,165

7. Commitments, Contingencies, and other Off-Balance Sheet Risks (continued)

On March 31, 2006 the Company entered into a three year sublease with Financial Partners Capital Management for space at the Company's current location. The ongoing agreement is for a monthly payment of $7,553.50 plus 18% of common expenses. In 2006 the Company recognized $69,728 in sublease fees from Financial Partners Capital Management. At December 31, 2006, Financial Partners Capital Management's future minimum commitments under the lease agreement are as follows:

2007	$	90,402
2008		90,402
2009		22,601
	$	203,405

The Company and Banque Safdie have an "Office Service Agreement" to pay the Company a quarterly fee in conjunction with a sub-lease agreement that the Company has with Akro Consulting in Florida. The Company is not required to make any future minimum lease payments in conjunction with the sub-lease.

The Company may be involved in litigation and regulatory matters arising in the normal course of business. At December 31, 2006, no litigation or material regulatory matters were pending against the Company. In addition, management is not aware of any unasserted claims or assessments against the Company.

As a securities broker-dealer, the Company engages in buying and selling securities for a diverse group of customers including institutional and individual investors. The Company's exposure to off-balance sheet credit risk may occur in the event a customer, the clearing broker or counterparty does not fulfill its obligation arising from a transaction. All trades pending at December 31, 2006 were settled without adverse effect on the Company's financial position.

The Company applies the provision of Financial Accounting Standards Board's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing brokers, without limit, for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2006, the Company's liability under these arrangements is not quantifiable or limited and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly no contingent liability is carried in the statement of financial condition for these arrangements.

8. Related-Party Transactions

In the normal course of business, the Company provides execution services through a DVP/RVP account that Banque Safdié maintains with the Company. At December 31, 2006, the Company has a related receivable from Banque Safdié and affiliates for $70,481, related to mutual fund distribution fees, which is included in accounts receivable on the statement of financial condition.

During 2006 the Company repaid loans it had outstanding with Banque Safdié and related interest totaling $1,750,000 and $63,705, respectively.

In accordance with its "Cooperation Agreements" with Banque Safdie and Multi Finance S.A., the Company receives fees for providing certain investment advisory services. At December 31, 2006, the Company has a receivable for the unpaid fees in conjunction with this agreement totaling $226,529, which is included in accounts receivable on the statement of financial condition.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital under the aggregate indebtedness method permitted by the Rule which requires that the Company maintain minimum net capital of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2006, the Company had net capital of $5,199,092, which exceeded its requirement by $4,949,092. Under the clearing arrangement with the clearing brokers, the Company is required to maintain certain minimum levels of net capital. At December 31, 2006, the Company was in compliance with all such requirements.

The Company has entered into a proprietary account of introducing broker-dealer (PAIB) agreement with National Financial Services LLC. The agreement allows the Company to consider assets held in its proprietary accounts as allowable assets for purposes of SEC rule 15c3-1.

Certain advances, payments and other equity withdrawals are restricted by the provisions of the rules of the Securities and Exchange Commission.

Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, the Company may be required to deposit in a Special Reserve Bank Account, cash or acceptable equivalents for the exclusive benefit of customers. At December 31, 2006, the Company's had no reserve requirement.

10. Employee Benefit Plans

The Company has a 401(k) retirement plan (the "Plan") covering substantially all of its employees. Only full time employees who meet the service requirement period are eligible to participate in the Plan. The Company may make a matching contribution on an individual basis, equal to 3% of the contributions made by the participant to the Plan, not to exceed 4% of the employee's compensation, capped at the personal contribution limit of the employee's compensation, up to their eligible limits. The Company made contributions that total $14,957 for the year ended December 31, 2006.

11. Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets and liabilities, including cash, securities owned, securities sold, but not yet purchased and certain receivables and payables are carried at fair value or contracted amounts which approximate fair value.

12. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2006, securities owned and securities sold, not yet purchased at market value are summarized as follows:

Trading Securities	**Owned**	**Sold, not yet Purchased**
U.S. Government Obligations	$ 1,335,491	$ -
Corporate Obligations	1,075,200	-
Equities	13,725	1,877
Mutual Funds	92,488	-
	$ 2,516,904	$ 1,877

All securities owned are pledged to the clearing brokers under terms which permit the clearing brokers to sell or re-pledge the securities to others subject to certain limitations.

13. Subsequent events

On January 2, 2007 the Company paid $550,000 to purchase a 24.99% equity share of an SEC registered investment advisor.



Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

To the Board of Directors of
SAFDIÉ Investment Services Corp.

In planning and performing our audit of the financial statements of SAFDIÉ Investment Services Corp. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies involving control activities over recognition and accounting for commercial rent tax, lease expenses, bonus compensation and other accruals, including accounting practices and related supervision and review operations that we consider to be a material weakness, as defined above. These deficiencies were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of the Company for the year ended December 31, 2006, and these deficiencies do not affect our report on the financial statements of the Company dated February 28, 2007. During the year ended December 31, 2006, the Company was notified by state authorities of its failure to report commercial rent tax for periods from November 2001 through August 2006. Subsequently, the Company made errors in their accounting for that portion of the commercial rent tax related to periods prior to December 31, 2005. In December 2005, the Company entered into a lease agreement for its new office space. Since that date the Company has inadvertently understated its lease expense by improperly accounting for the period of rent abatement pursuant to the terms of the lease agreement. During the year we also noted that the Company did not record timely and accurate accruals or adjustments primarily related to certain employee bonus compensation matters and trading position reserves. These adjustments resulted in misstatements in the Company's general ledger and monthly FOCUS reports. The Company has subsequently made corrective general ledger entries for purposes of their December 31, 2006 financial statements. The Company is also in the process of addressing the related control issues.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives,

except for the above matters involving commercial rent tax and other accruals and its operations that we consider to be a material weakness as defined above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

March 8, 2007


END